UNITED STATES SECURITIES AND

EXCHANGE COMMISSION Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):

•Form 10-K      •Form 20-F     •Form 11-K      •Form 10-Q
• Form 10-D     •Form N-SAR      • Form N-CSR

For Period Ended: ___12/31/08_________________________

a.	•Transition Report on Form 10-K

b.	•Transition Report on Form 20-F

c.	•Transition Report on Form 11-K

d.	•Transition Report on Form 10-Q

b.	•Transition Report on Form N-SAR For the Transition Period Ended: ____________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant Former Name if Applicable Address of Principal Executive Office (Street and Number) City, State and Zip Code

Unified Series Trust
2960 N. Meridian Street
Suite 300
Indianapolis, IN 46208

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form

•     20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

An NAV Error was discovered late in the process while completing the first draft of the financial statement. The error was significant enough that it required re-processing, which took hundreds of work hours to complete due to complexities within the affected items. The work hours were needed because Unified had to be sure that both the Fund and the shareholders would be made whole after the re-processing. Unified also discovered late in the process that one of the sub-advisors in the Fund had not provided trade tickets to the Fund Accountants. This compounded the above NAV issue since Unified had to re-examine the trades to ensure that all trades were accounted for and that neither the Fund nor the shareholders suffered a loss due to this issue. The above issues created delays in completing revised financial statements which, in turn, led to sending these financials to our external auditors very late. Because of this, the audit is still in process at the time of the designated due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William J Murphy                                   317-917-7000 ext 8336

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).      •Yes •No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? •Yes • No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Unified Series Trust

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date ___ March 3, 2009__________________ By __/s/William J. Murphy__________________